EXHIBIT 2.1

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 (this “Amendment”) to the Agreement and Plan of Merger, dated as of June 11, 2008 (the “Merger Agreement”), by and among Invitrogen Corporation, a Delaware corporation (“Parent”), Atom Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Applied Biosystems Inc. (formerly known as Applera Corporation), a Delaware corporation (the “Company”), is made and entered into by Parent, Merger Sub and the Company as of the 9th day of September, 2008.

WHEREAS, pursuant to the Merger Agreement, the Company will be merged with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly owned subsidiary of Parent;

WHEREAS, pursuant to Section 7.4 of the Merger Agreement, the Merger Agreement may be amended or supplemented in writing by the Company and Parent; and

WHEREAS, the parties desire to amend the Merger Agreement as set forth below;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

Section 1. Defined Terms. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

Section 2. Amendment to Section 2.4(a). Section 2.4(a) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

“Section 2.4 Treatment of Equity Compensation Grants.

(a) Stock Options. At the Effective Time, each outstanding unexpired and unexercised option to purchase or acquire a share of Company Common Stock under the Company Equity Plans (each, a “Company Stock Option”) shall vest and become fully exercisable, whether or not then vested or subject to any performance condition that has not been satisfied. At the Effective Time, each Company Stock Option shall be converted into an option to purchase the number of shares of Parent Common Stock equal to the product of (x) the Stock Option Conversion Fraction (as defined in this Section 2.4(a)) multiplied by (y) the number of shares of Company Common Stock which could have been obtained prior to the Effective Time upon the exercise of each such Company Stock Option (rounded down to the nearest whole share), at an exercise price per share (rounded up to the nearest cent) equal to the exercise price for each such share of Company Common Stock subject to a Company Stock Option divided by the Stock Option Conversion Fraction, and all references to the Company in each such option shall be deemed to refer to Parent, where appropriate. The other terms of such Company Stock Options shall continue to apply in accordance with their terms, including pursuant to such preexisting terms and conditions, provided, however, that Parent shall treat each Company Stock Option as fully vested and exercisable. Each Company Stock Option converted pursuant to the terms of this Section 2.4(a) shall be referred to as a “Parent Exchange Option.” In connection with the issuance of Parent Exchange Options, Parent shall reserve for issuance the number of shares of Parent Common Stock that will become subject to Parent Exchange Options pursuant to this Section 2.4(a). As promptly as reasonably practicable after the Effective Time, Parent shall issue to each holder of an outstanding Parent Exchange Option a document evidencing the foregoing assumption by Parent. Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form that Parent is eligible to use) under the Securities Act on the Closing Date with respect to the shares of Parent Common Stock subject to Parent Exchange Options and shall use its commercially reasonable efforts to cause such registration statement to remain effective until the exercise or expiration of the Parent Exchange Options. For purposes of this Section 2.4(a), the “Stock Option Conversion Fraction” shall mean (i) if the Twenty-Day VWAP (as defined in Section 2.1(a)) is $46 per share of Parent Common Stock or greater, 0.8261 or (ii) if the Twenty-Day VWAP is less than $46 per share of Parent Common Stock, a fraction, (x) the numerator of which is $38 and (y) the denominator of which is the greater of (A) $43.69 and (B) the Twenty-Day VWAP, in each case, subject to adjustment along with the Exchange Ratio in accordance with Section 2.1(d).

The number of shares subject to any Parent Exchange Option and the exercise price per share of such Parent Exchange Option shall be determined in a manner which would not result in the conversion of Company Stock Options into Parent Exchange Options being treated as a new grant of stock options under Section 409A of the Code, and the Company and Parent shall agree upon any adjustments to this Section 2.4(a) necessary to avoid such new grant of stock options.”

Section 3. Amendment to Section 5.7(f). Section 5.7(f) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

“(f) Parent shall honor in accordance with their terms, and, on and after the Effective Time, shall make all payments pursuant to, without offset, deduction, counterclaim, interruption, or deferment, (i) the Company Performance Unit Bonus Plan, to the extent not paid by the Company at or prior to the Effective Time, (ii) the Company’s Incentive Compensation Program for the Company’s fiscal year ended June 30, 2008 (the “2008 ICP”), consistent with past practice, to the extent not paid by the Company prior to the Effective Time; and (iii) the Company’s Incentive Compensation Program for the fiscal year ending June 30, 2009 (the “2009 ICP”), consistent with past practice; provided that, in the case of clause (iii) of this Section 5.7(f):

(1) prior to the Effective Time, the Company Board, or the Company’s Management Resources Committee (the “MRC”), shall adopt the 2009 ICP consistent with this Section 5.7(f). The Board or the MRC, as applicable, shall act in good faith and consistent with past practice to determine the 2009 ICP Company performance targets based on the terms of the 2009 ICP and this Section 5.7(f) (the “2009 Performance Targets”);

(2) the 2009 ICP shall provide that each participant who is employed by the Company at the Effective Time (the “Employee Participant”) shall be entitled to receive an amount of incentive compensation equal to the following amount: (A) such Employee Participant’s Eligible Earnings (as defined in clause (4) below), multiplied by (B) (I) such Employee Participant’s incentive target percentage (which shall be the same percentage as the percentage applicable to other employees in the Employee Participant’s grade, it being understood and agreed that the percentage applicable to each grade shall be the same as the percentage for such grade used for the 2008 ICP and the percentage for each Employee Participant shall be the same as under the 2008 ICP unless the Employee Participant has changed grades for purposes of the 2009 ICP) (the “Incentive Percentage”) multiplied by (II) such Employee Participant’s applicable business modifier which shall be established, by the Company or the MRC, as applicable, as a percentage ranging from 0% to 150% (with 100% as the applicable modifier for performance equal to the 2009 ICP Performance Targets; provided, however, that a modifier of 100% (or greater) can be achieved with underachievement of some targets in some areas balanced with overachievement in others) and shall be based on performance criteria established pursuant to clause (1) above, subject to clause (3) below; multiplied by (III) the Employee Participant’s applicable personal modifier (i.e., the individual’s performance, expressed as a percentage ranging from 0% to 150% based on individual contribution), subject to clause (3) below;

(3) for purposes of the business and personal modifiers described in clause (2) above, the 2009 ICP shall provide that (a) the business modifiers (i) will be based on the performance period commencing on July 1, 2008 and ending on the last day of the full fiscal quarter ending immediately prior to the Effective Time, (ii) for purposes of the 2009 Performance Targets use four financial targets rather than the five targets used for the 2008 ICP, and (iii) utilize calculation methods used for the 2008 ICP, and (b) the personal modifiers will be determined by the Company as close in time as reasonably practical prior to the Effective Time;

(4) for purposes of clause (2) above, the amount of eligible earnings (determined in a manner consistent with the 2008 ICP and this clause (4)) shall be equal to the aggregate amount of the Employee Participant’s earnings (which in general shall include the employee’s base salary and additional compensation for overtime but not bonuses paid pursuant to the 2008 ICP or otherwise or other types of benefits or payments) paid for the period commencing July 1, 2008 and ending on the earlier of: (I) the date of such Employee Participant’s termination of employment, provided he is employed by Company as of the Effective Time, (II) December 31, 2008, if the Effective Time occurs on or before December 31, 2008 provided he is employed by Company as of December 31, 2008, and (III) the Effective Time, if the Effective Time occurs after December 31, 2008 provided he is employed as of the Effective Time (the “Eligible Earnings”);

(5) if the Effective Time occurs on or before February 15, 2009, Parent shall pay amounts due under the 2009 ICP no later than March 15, 2009, for Employee Participants subject to Section 409A of the Code (and as soon as administratively practicable thereafter for non-US Employee Participants who are not subject to Section 409A of the Code); provided that if the Effective Time occurs after February 15, 2009, then Parent shall make all payments pursuant to the 2009 ICP within thirty (30) calendar days after the Effective Time;

(6) the 2009 ICP will terminate on the later of (a) December 31, 2008, if the Effective Time occurs prior to such date or (b) the Effective Time, at which time Employee Participants will begin participating in the corresponding plan of Parent (the “New Plan”), provided that Employee Participants shall not receive credit or be paid compensation under the 2009 ICP and the New Plan or any corresponding Parent plan for the same Eligible Earnings or period of service. The Company will review with Parent communications with the Employee Participants regarding the 2009 ICP; and

(7) for purposes of Parent’s obligations pursuant to Section 5.7(a)(i) to Company Employees, with respect to bonus incentives, such obligations shall be to provide, for the period commencing on January 1, 2009 and ending on December 31, 2009, each Employee Participant with a bonus opportunity that is not less favorable than those provided to Company Employees prior to the Effective Time, which is defined as (a) such person’s Incentive Percentage that is no less favorable than in effect immediately prior to the Effective Time, and (b) the use of business and personal modifiers which are determined in good faith.”

Section 4. Amendment to Section 5.13. Section 5.13 of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

“Section 5.13 Accountants’ Comfort Letters. If requested by either the Company or Parent no later than twenty (20) Business Days prior to the Closing Date, the Company and Parent will each use commercially reasonable efforts to deliver to the other a letter from their respective independent accountants dated as close as practicable to the Closing Date in form reasonably satisfactory to the recipient and customary in scope for comfort letters delivered by independent accountants in connection with registration statements on Form S-4 under the Securities Act.”

Section 5. Amendment to Section 5.18. Section 5.18 of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

“Section 5.18 Parent Name Change. Prior to the Effective Time, Parent shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable (a) to form a Delaware corporation, all of the outstanding shares of capital stock of which shall be owned by Parent (the “Name Change Sub”), and (b) immediately prior to the Effective Time, to merge the Name Change Sub with and into Parent pursuant to Section 253 of the DGCL, with Parent surviving, for the sole purpose of changing the name of Parent to either (1) “Applied Biosystems, Inc.” or (2) another name that is mutually acceptable to the Company and Parent (the “Parent Name Change”).”

Section 6. No Other Amendments to the Merger Agreement.

6.1 On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import shall mean and be a reference to the Merger Agreement as amended hereby. Notwithstanding the foregoing, references to the date of the Merger Agreement, as amended hereby, shall in all instances continue to refer to June 11, 2008, references to “the date hereof” and “the date of this Agreement” shall continue to refer to June 11, 2008, and references to the date of the Amendment and “as of the date of the Amendment” shall refer to September 9, 2008.

6.2 Except as otherwise expressly provided herein, all of the terms and conditions of the Merger Agreement remain unchanged and continue in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Merger Agreement or any of the documents referred to therein.

Section 7. Effect of Amendment. This Amendment shall form a part of the Merger Agreement for all purposes, and each party hereto and thereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

Section 8. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

Section 9. Counterparts. This Amendment may be executed in counterparts (including by facsimile), all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 10. Headings. The descriptive headings of the several Sections of this Amendment were formulated, used and inserted in this Amendment for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have signed or caused this Amendment to be signed by their respective officers thereunto duly authorized all as of the date first written above.

INVITROGEN CORPORATION

By:	/s/ JOHN A COTTINGHAM
Name:	John A. Cottingham
Title:	Senior Vice President, General Counsel and Secretary

ATOM ACQUISITION, LLC

By Invitrogen Corporation, as its Sole Member

By:	/s/ JOHN A COTTINGHAM
Name:	John A. Cottingham
Title:	Senior Vice President, General Counsel and Secretary

APPLIED BIOSYSTEMS INC.

By:	/s/ TONY L. WHITE
Name:	Tony L. White
Title:	Chairman and Chief Executive Officer

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